40-17G 1 fidelitybond2025.htm

Kavilco Incorporated

1000 Second Ave, Suite 3320

Seattle, Washington, 98104

206-624-6166

January 30, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents with respect to the Investment Company Bond covering Kavilco Incorporated:

1. The Investment Company Bond (the "Bond") for the period January 29, 2025 to January 29, 2026, on which Kavilco Incorporated is the named insured;

2. The resolution of the majority of the Board of Directors who are not "interested persons" of the registered management investment company approving the amount, type, form and coverage of the Bond.

The premium for this bond will be paid on or about January 7, 2025.

Sincerely,

/s/ Scott Burns